Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in millions)
Earnings:
Income before income taxes	$32.6	$35.8	$63.5	$65.0	$82.6
Interest expense	45.1	45.1	43.2	40.8	27.5
Portion of rents representative of interest factor	4.4	5.0	5.0	5.2	4.2

Adjusted income before income taxes	$82.1	$85.9	$111.7	$111.0	$114.3

Fixed Charges:
Interest	$45.1	$45.1	$43.2	$40.8	$27.5
Portion of rents representative of interest factor	4.4	5.0	5.0	5.2	4.2

Total fixed charges	$49.5	$50.1	$48.2	$46.0	$31.7

Ratio of earnings to fixed charges	1.7x	1.7x	2.3x	2.4x	3.5x